Exhibit 99.1

Fuwei Films Announces Its Unaudited Financial

Results for the First Quarter of 2015

-Teleconference to be Held on Friday, May 22, 2015 at 9:00 am EDT–

BEIJING, May 21, 2015 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2015 ended March 31, 2015.

Highlights

▪	Net sales during the first quarter ended March 31, 2015 were RMB52.8million or US$8.5 million, compared to RMB70.7million, during the same period in 2014, representing a decrease of RMB17.9 million or 25.3%.
▪	Net loss attributable to the Company during the first quarter ended March 31, 2015 was RMB15.0 million or US$2.4 million compared to net loss attributable to the Company of RMB13.3 million during the same period in 2014, representing an increase of RMB1.7 million.
▪	Basic and diluted net loss per share was RMB1.15 or US$0.19 and RMB1.02 for the three-month period ended March 31, 2015and 2014, respectively.
▪	Net cash used in operating activities for the three months ended March 31, 2015 was RMB7.7 million or US$1.2 million compared to net cash used in operating activities of RMB2.5 million for the three months ended March 31, 2014. This increase in net cash flows used in operating activities was primarily attributable to the increase of loss.

Mr. Zengyong Wang, Chairman and CEO of Fuwei Films, commented, “The first quarter financial results continued to reflect weakened market conditions due to significant competition which caused oversupply and excess capacity in the marketplace. However, we continue to believe that our focus on innovation will enable the Company to better approach the current down cycle while increasing the ratio of high-valued films.”

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First Quarter 2015Results

Net sales during the first quarter ended March 31, 2015 were RMB52.8million or US$8.5 million, compared to RMB70.7million, during the same period in 2014, representing a decrease of RMB17.9 million or 25.3%, mainly due to the reduction of average sales price and sales volume arising from stronger competition in China and a reduction in the prices of raw materials. The decrease of output caused by the repair of the production lines from February 2015 to March 2015 also contributed to the reduction of sales volume.

Overseas sales were RMB13.1 million or US$2.1 million, or 24.8% of total revenues, compared with RMB10.5 million or 14.8% of total revenues in the first quarter of 2014, representing an increase of RMB2.6 million or 24.8%. The reduction of average sales price caused a decrease of RMB3.1 million and the increase in sales volume resulted in an increase of RMB5.7 million. The increase in overseas sales was mainly due to the increase of sales volume.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands except percentages):

	Three-Month Period Ended March 31, 2014		% of Total	Three-Month Period Ended March 31, 2014	% of Total
	RMB	US$		RMB
Sales in China	39,696	6,404	75.2%	60,238	85.2%
Sales in other countries	13,080	2,110	24.8%	10,467	14.8%

	52,776	8,514	100.0%	70,705	100.0%

Our gross loss was RMB7.8 million or US$1.3 million for the first quarter ended March 31, 2015, representing a gross loss margin of 14.8%, as compared to a gross loss margin of 0.1% for the same period in 2014. Our average product sales prices decreased by 19.5% compared to the same period in 2014 while the average cost of goods sold decreased by 7.7% compared to the same period last year. Consequently, the decrease in average product sales prices was significantly higher than that in the average cost of goods sold during the first quarter ended March 31, 2015, which contributed to the increase in gross loss margin compared with the same period in 2014.

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Operating expenses for the first quarter ended March 31, 2015 were RMB8.8 million or US$1.4 million, which was RMB1.6 million, or 15.4% lower than the same period in 2014. This decrease was mainly due to decreased general and administration expenses in the first quarter of 2015.

Net loss attributable to the Company during the first quarter ended March 31, 2015 was RMB15.0 million or US$2.4 million compared to net loss attributable to the Company of RMB13.3 million during the same period in 2014, representing an increase of RMB1.7 million.

Basic and diluted net loss per share was RMB1.15 or US$0.19 and RMB1.02 for the three-month period ended March 31, 2015and 2014, respectively.

Total shareholders’ equity was RMB373.9 million or US$60.3 million as of March 31, 2015, compared with RMB388.9million as of December 31, 2014.

As of March 31, 2015, the Company had 13,062,500 basic and diluted ordinary shares outstanding.

Conference Call Information

The Company will host a teleconference on Friday, May 22, 2015, at 9:00 a.m. EDT / 9:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following Conference ID: 13609782. The replay will be available until June 22, 2015, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

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Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include; significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People's Republic of China ("China") conducted by certain main importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company's products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company's financial performance, uncertainty as to the future profitability, uncertainty as to the Company's ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company's ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company's business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

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For more information, please contact:

In China:

Ms. Xiaoli Yu
Investor Relations Manager
Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@grayling.com

Financial Tables to Follow

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(amounts in thousands except share and per share value)

(Unaudited)

	March 31, 2015		December 31, 2014
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	6,499	1,048	9,020
Restricted cash	31,001	5,001	48,085
Accounts and bills receivable, net	7,244	1,169	9,867
Inventories	26,671	4,302	24,034
Advance to suppliers	3,467	559	7,512
Prepayments and other receivables	20,846	3,363	18,772
Deferred tax assets – current	1,756	283	2,794
Total current assets	97,484	15,725	120,084

Plant, properties and equipment, net	470,619	75,919	482,534
Construction in progress	1,046	169	366
Lease prepayments, net	18,274	2,948	18,406
Advance to suppliers - long term, net	636	103	722
Long-term deposit	-	-	16,760
Other Assets	12,277	1,980	12,500
Deferred tax assets - non current	21,473	3,464	21,573

Total assets	621,809	100,308	672,945

LIABILITIES AND EQUITY
Current liabilities
Long-term loan, current portion	3,350	540	3,350
Due to related parties	129,932	20,960	125,938
Accounts payables	24,521	3,956	29,484
Notes payable	61,380	9,902	95,539
Advance from customers	3,523	568	3,392
Accrued expenses and other payables	7,244	1,169	6,095
Obligations under capital leases-current	6,397	1,032	8,259
Total current liabilities	236,347	38,127	272,057

Obligations under capital leases	-	-	303
Long-term loan	6,650	1,073	6,650
Deferred tax liabilities	5,714	922	5,816

Total liabilities	248,711	40,122	284,826

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,149	13,323
Additional paid-in capital	311,907	50,316	311,907
Statutory reserve	37,441	6,040	37,441
Retained earnings	10,046	1,621	25,043
Cumulative translation adjustment	1,175	188	1,199
Total shareholders’ equity	373,892	60,314	388,913
Non-controlling interest	(794)	(128)	(794)
Total equity	373,098	60,186	388,119
Total liabilities and equity	621,809	100,308	672,945

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2015 AND 2014

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2015		2014
	RMB	US$	RMB
Net sales	52,776	8,514	70,705
Cost of sales	60,601	9,776	70,774

Gross loss	(7,825)	(1,262)	(69)

Operating expenses
Selling expenses	3,196	516	3,359
Administrative expenses	5,613	905	7,054
Total operating expenses	8,809	1,421	10,413

Operating loss	(16,634)	(2,683)	(10,482)

Other income (expense)
- Interest income	520	84	380
- Interest expense	(2,331)	(376)	(3,168)
- Others (expense) income, net	4,484	723	(88)

Total other income (expense)	2,673	431	(2,876)

Loss before provision for income taxes	(13,961)	(2,252)	(13,358)

Income tax benefit(expense)	(1,036)	(167)	99

Net loss	(14,997)	(2,419)	(13,259)

Net loss attributable to non-controlling interests	-	-	-
Net loss attributable to the Company	(14,997)	(2,419)	(13,259)

Other comprehensive income
- Foreign currency translation adjustments attributable to non-controlling interest	-	-	(20)
- Foreign currency translation adjustments attributable to the Company	(24)	(4)	(48)

Comprehensive loss attributable to non-controlling interest	-	-	(20)
Comprehensive loss attributable to the Company	(15,021)	(2,423)	(13,307)

Loss per share, Basic and diluted	(1.15)	(0.19)	(1.02)
Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2015 AND 2014

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2015		2014
	RMB	US$	RMB
Cash flow from operating activities
Net loss	(14,997)	(2,419)	(13,259)
Adjustments to reconcile net loss to net cash used in operating activities
- Loss on disposal of property, plant and equipment	4	1	-
- Depreciation of property, plant and equipment	11,888	1,918	12,069
- Amortization of intangible assets	132	21	132
- Deferred income taxes	1,036	167	(99)
- Bad debt expense	(4,319)	(697)	477
Changes in operating assets and liabilities
- Accounts and bills receivable	2,535	409	(1,072)
- Inventories	(2,637)	(425)	(355)
- Advance to suppliers	4,211	679	(10)
- Prepaid expenses and other current assets	(377)	(61)	(264)
- Accounts payable	(4,962)	(800)	(82)
- Accrued expenses and other payables	1,155	186	(219)
- Advance from customers	132	21	(1,443)
- Tax payable	(1,475)	(238)	1,639

Net cash used in operating activities	(7,674)	(1,238)	(2,486)

Cash flow from investing activities
Purchases of property, plant and equipment	22	4	(1,639)
Restricted cash related to trade finance	17,084	2,756	1,992
Advanced to suppliers - non current	86	14	(811)
Amount change in construction in progress	(680)	(110)	265
Return of long-term deposit	21,000	3,388	-

Net cash used in investing activities	37,512	6,052	(193)

Cash flow from financing activities
Proceeds from related party	3,993	644	-
Payment of capital lease obligation	(2,165)	(349)	(2,028)
Change in notes payable	(34,159)	(5,510)	(3,985)
Net cash (used in) provided by financing activities	(32,331)	(5,215)	(6,013)

Effect of foreign exchange rate changes	(28)	(464)	(9)

Net decrease in cash and cash equivalent	(2,521)	(865)	(8,701)

Cash and cash equivalent
At beginning of period/year	9,020	1,913	11,578
At end of period/year	6,499	1,048	2,877

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,331	376	3,168
Income tax paid	-	-	-

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	2,266	366	8,275
Obligations for acquired equipment under capital lease:	6,397	1,032	14,848

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